

CLASSIC
FOSSIL
BRAND
LAND OF THE FREE
IS YOUR LAND





FOSSIL
U.S.A.
Authentic









FOSSIL CARD



AUTHENTIC
FOSSIL
BRAND CO.



FOSSIL MOTOR OIL



AUTHENTIC

FOSSIL®



GENUINE









ANNUAL REPORT

TWO THOUSAND AND TEN





DESIGNED IN THE
US OF A
FOSSIL





LONG
LIVE
V!NTAGE



19 54
FOSSIL
Authentic



AUTHENTIC
FOSSIL



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S.A.E.30.
PHILADELPHIA





OSSIL
DOUBLE EDGE
EDIUM WEIGHT
FOR NORMAL BEARDS
SUPERIOR
FOSSIL











FOSSIL

US OF A






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STOCKHOLDERS' EQUITY
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FINANCIAL HIGHLIGHTS

Fiscal year *[In Thousands, Except Per Share Data]*	**2010**	2009	2008	2007	2006
Net sales	**$2,030,690**	$1,548,093	$1,583,242	$1,432,984	$1,213,965
Gross profit	**1,155,164**	844,850	851,151	742,031	608,919
Operating income	**376,414**	211,627	205,770	186,485	123,325
Income before taxes attributable to Fossil, Inc.	**372,448**	213,776	189,429	187,526	118,795
Net income attributable to Fossil, Inc.	**255,205**	139,188	138,097[1]	123,261[2]	77,582
Earning per share:					
Basic	**3.83**	2.09	2.05[1]	1,81[2]	1.15
Diluted	**3.77**	2.07	2.02[1]	1.75[2]	1.13
Weighted average common shares and common equivalent shares outstanding:					
Basic	**66,701**	66,684	67,525	68,213	67,177
Diluted	**67,687**	67,153	68,323	70,333	68,817
Working capital	**$ 801,329**	$701,193	$556,497	$546,410	$357,608
Total assets	**1,467,573**	1,276,483	1,087,296	1,122,628	852,597
Total long-term liabilities	**76,377**	62,791	74,964	66,432	22,914
Stockholders' equity attributable to Fossil, Inc.	**1,044,118**	962,781	802,144	771,662	602,201
Return on average stockholders' equity attributable to Fossil, Inc.	**25.0 %**	16.2 %	17.8%	18.3%	14.2%

(1) Includes a $20.8 million benefit in income tax expense related to the reduction of certain current and long-term tax liabilities in connection with completion of prior year income tax audits.

(2) Includes $8.6 million in expenses, net of tax, relating to our voluntary evaluation of our accounting for equity-based compensation, including the appropriateness of accounting measurement dates used to determine the amounts of compensation charges and related tax effects which have been previously disclosed in filings with the Securities and Exchange Commission.







LETTER TO STOCKHOLDERS

Dear Stockholders,

2010 was a truly remarkable year with explosive growth across our FOSSIL brand of products and multi-brand watch portfolio. Continued product innovation, increased marketing initiatives and continuing momentum in the overall watch market culminated in sales exceeding a new milestone of $2 billion.

FOSSIL brand product sales, combined across all product lines and geographies, were up 24% for fiscal year 2010 as well as the 4th quarter, while our global multi-brand watch business grew at an astounding rate of 40% for fiscal year 2010 and 42% in the 4th quarter. Our growth was broad-based across all geographies and brands underscoring the significant strength of our business model and the strong execution of our team. Our consistent ability to lead the market with innovative use of materials and designs continues to resonate with our customers and allows us to compete in a full price manner, strengthening brand value and profitability.

For our core FOSSIL brand, targeted marketing initiatives including catalogs, internet advertising, search and social media accelerated sales in our wholesale, online and owned retail channels of distribution. These initiatives drove Fossil same store sales growth of 19% for the year, in addition to 50% growth in ecommerce sales. We ended fiscal year 2010 with 364 stores, a net add of 10 doors from last fiscal year, with all of the net pick up in store growth taking place outside of the U.S. During fiscal 2011, it is our intent to leverage FOSSIL's brand strength and owned store economics through a net increase in store count of approximately 55 doors while also launching several commerce-based websites outside of the U.S. We are also exploring the opportunities within our multi-brand portfolio to expand our watch concession footprint, primarily in the Asia Pacific market, in addition to leveraging our Watch Station retail format.

The broad-based growth we achieved last year opened increasing avenues of growth for our company. Given the strength of the FOSSIL brand combined with our resources and positioning in the global watch market, we have a much larger opportunity than we thought just a short time ago. This is especially true in Asia, which we believe could represent one-third of our sales over time versus just 13% of sales currently. With FOSSIL and our portfolio of fashion brand watches, we have a huge runway ahead of us all over the world. Our focus in fiscal 2011 will be to continue to capitalize on all our opportunities while continuing to build our capabilities to maximize the long-term growth of the company.

Finally, we would like to thank our 10,500 employees worldwide as well as our customers, suppliers and stockholders for their continued support and dedication.

Sincerely,



KOSTA N. KARTSOTIS
Chairman of the Board
and Chief Executive Officer

CORPORATE INFORMATION

EXECUTIVE OFFICERS & DIRECTORS

Kosta N. Kartsotis
Chairman of the Board and Chief Executive Officer

Jal S. Shroff
Director

Livio Galanti
Executive Vice President

Mike L. Kovar
Executive Vice President, Chief Financial Officer and Treasurer

Jennifer Pritchard
President, Retail Division

Mark D. Quick
Vice Chairman

Elaine Agather
Director

Jeffrey N. Boyer
Director

Elysia Holt Ragusa
Director

James E. Skinner
Director

Michael Steinberg
Director

Donald J. Stone
Director

James M. Zimmerman
Director

CORPORATE INFORMATION

Transfer Agent and Registrar
Mellon Investor Services LLC
P. O. Box 358015
Pittsburgh, PA 15252-8015

Principal Independent Auditors
Deloitte & Touche LLP
2200 Ross Avenue
Dallas, TX 75201

Corporate Counsel
Haynes and Boone, LLP
2323 Victory Avenue | Suite 700
Dallas, TX 75219

OUR WEBSITE

The Company maintains a website at the worldwide Internet address of www.fossil.com. Certain product, event, and investor relations information concerning the Company is available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, May 25, 2011, at 9:00 am at the Company's headquarters, 2280 N. Greenville Ave., Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and the Annual Report to Stockholders, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 2280 N. Greenville Ave., Richardson, Texas 75082-4412, or online at www.fossil.com.


LONG
LIVE
V!NTAGE


AUTHENTIC
FOSSIL
GENUINE

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